May 5, 2010
VIA FEDERAL EXPRESS AND EDGAR
Attention: Mr. Tom Jones — Examiner

Re:	Zoltek Companies, Inc. Response letter submitted 3/16/10 File No. 0-20600
Dear Mr. Jones:
This letter responds to the Staff’s letter dated April 20, 2009 in reply to the letter dated March 16, 2010 submitted by Zoltek Companies, Inc. (“Zoltek” or the “Company”). We have set forth below the Staff’s comment in the comment letter followed by our response.
Form 10-K for the fiscal year ended September 30, 2008
Item 1. Business, page 3
1.	We are unable to agree with your analysis provided in response to prior comment 1 especially given sales to Vestas Wind Systems now represent 54% of your sales for the fiscal year ended September 30, 2009 as compared to 40% of your sales for the fiscal year ended September 30, 2008. Please file as an exhibit your agreement with Vestas Wind Systems
Response:
The Staff’s responses appear to conclude that Zoltek’s arrangements with Vestas Wind Systems (“Vestas”) and Gamesa Group (“Gamesa”) are material and therefore are required to be filed as exhibits based on the fact that Zoltek’s net sales to Vestas and Gamesa each represented over 10% of Zoltek’s net sales for fiscal 2009. As we outlined in our response letter dated March 16, 2010, we do not believe that Item 601(b)(10)(ii) of Regulation S-K establishes an objective standard that any contract made in the ordinary course of business is required to be filed as exhibits if the contract accounts for 10% or more of the registrant’s revenues. While Zoltek understands that it may request confidential treatment for portions of its arrangements with Vestas and Gamesa, Zoltek believes that the confidential treatment process may not fully protect its legitimate business interests. We request an opportunity to meet with the Staff to more fully understand the Staff’s analysis and more fully present our position.
2.	Furthermore, we note that Gamesa Group accounted for 10% of your revenues in 2009. As such, it appears that your agreement with Gamesa Group is material. Please file as an exhibit your agreement with Gamesa Group.
Zoltek Companies, Inc. • 3101 McKelvey Rd. • St. Louis, MO 63044 (USA) • 314/291-5110 • FAX: 314/291-9082

Response:
See Response to Comment 1 above.
3.	With respect to comments 1 and 2, please note that you may request confidential treatment for portions of the Vestas Wind Systems and Gamesa Group agreements, as you deem appropriate.
Response:
See Response to Comment 1 above.
4.	We note the disclosure on page 5 of your Form 10-K that you estimated, based on current prices and minimum purchase commitments, you would supply about: (1) $300 million of carbon fibers in increasing volumes over the five year term of the contract with Vestas Wind Systems: and (2) $142 million of carbon fibers over the five year term of the contract with Gamesa Group. Please tell us, with a view to disclosure in future filings, whether you still estimate that you should supply such amounts to Vestas Wind Systems and Gamesa Group.
Response:
Zoltek’s forecast in its fiscal 2008 Form 10-K of the carbon fibers revenues to be generated from purchases by Vestas and Gamesa was based on projected delivery schedules contained in Zoltek’s arrangements with Vestas and Gamesa, and prevailing pricing and currency rates at the time of the disclosure. The arrangements with both Vestas and Gamesa provide that actual purchases and deliveries will be made pursuant to binding purchase orders issued to Zoltek for specified amounts of carbon fibers. The volumes of carbon fiber ordered by the customers in these binding purchase orders are based on the customers’ actual production schedules, and regularly deviate from the target volumes and anticipated delivery schedules.
For fiscal 2009, 2008 and 2007, the first three fiscal years of our arrangement with Vestas, our aggregate sales to Vestas were approximately $200 million, representing about 67% of the total $300 million of estimated sales to Vestas over the five-year term of the arrangement. Based on historical experience, current orders, forecasted sales, current pricing and currency exchange rates, and our recent discussions with Vestas, management currently estimates that our sales to Vestas during the remaining two years of the arrangement with Vestas will, when combined with aggregate sales for the first three years, meet the $300 million estimate of sales contained in our fiscal 2008 Form 10-K.

For fiscal 2009, 2008 and 2007, the first three fiscal years of our arrangement with Gamesa, our aggregate sales to Gamesa were approximately $64 million, representing about 45% of the total $142 million of estimated sales to Gamesa over the five-year term of the arrangement. Based on historical experience, current orders, forecasted sales, current pricing and currency exchange rates, and our recent discussions with Gamesa, management currently estimates that our sales to Gamesa during the remaining two years of the arrangement with Gamesa will, when combined with aggregate sales for the first three years, meet the $142 million estimate of sales contained in our fiscal 2008 Form 10-K.
* * *
Pursuant to your prior request, the Company again confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call upon the undersigned at (314) 291-5110 if you require additional information or desire to discuss the foregoing responses We thank you in advance for your customary courtesies.

Very truly yours, ZOLTEK COMPANIES, INC.
By:	/s/Andy Whipple
Andy Whipple
Chief Financial Officer